UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Just Energy Group Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

48213W101
(CUSIP Number)

September 28, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W101

1	Name Of Reporting Persons The Joyce Family Foundation
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Ontario, Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		645,748(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		645,748(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 645,748(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 1.35%(2)
12	Type of Reporting Person (See Instructions) OO

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	The number of shares outstanding for purposes of this percentage calculation assumes 47,987,581 outstanding Common Shares of the Issuer as of September 28, 2020, as provided by the Issuer to the Reporting Persons.

CUSIP No. 48213W101

1	Name Of Reporting Persons Ed Lumley
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		645,748(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		645,748(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 645,748(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 1.35%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	The number of shares outstanding for purposes of this percentage calculation assumes 47,987,581 outstanding Common Shares of the Issuer as of September 28, 2020, as provided by the Issuer to the Reporting Persons.

CUSIP No. 48213W101

1	Name Of Reporting Persons Steven Joyce
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		645,748(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		645,748(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 645,748(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 1.35%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	The number of shares outstanding for purposes of this percentage calculation assumes 47,987,581 outstanding Common Shares of the Issuer as of September 28, 2020, as provided by the Issuer to the Reporting Persons.

CUSIP No. 48213W101

1	Name Of Reporting Persons Grant Joyce
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		645,748(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		645,748(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 645,748(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 1.35%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	The number of shares outstanding for purposes of this percentage calculation assumes 47,987,581 outstanding Common Shares of the Issuer as of September 28, 2020, as provided by the Issuer to the Reporting Persons.

CUSIP No. 48213W101

1	Name Of Reporting Persons Aileen O’Rafferty
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		645,748(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		645,748(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 645,748(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 1.35%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	The number of shares outstanding for purposes of this percentage calculation assumes 47,987,581 outstanding Common Shares of the Issuer as of September 28, 2020, as provided by the Issuer to the Reporting Persons.

CUSIP No. 48213W101

1	Name Of Reporting Persons Michele Allison-Thornley
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		645,748(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		645,748(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 645,748(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 1.35%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	The number of shares outstanding for purposes of this percentage calculation assumes 47,987,581 outstanding Common Shares of the Issuer as of September 28, 2020, as provided by the Issuer to the Reporting Persons.

CUSIP No. 48213W101

1	Name Of Reporting Persons Rob MacIsaac
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		645,748(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		645,748(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 645,748(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 1.35%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	The number of shares outstanding for purposes of this percentage calculation assumes 47,987,581 outstanding Common Shares of the Issuer as of September 28, 2020, as provided by the Issuer to the Reporting Persons.

CUSIP No. 48213W101

Item 1 (a).	Name of Issuer:
Just Energy Group Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:
6345 Dixie Road, Suite 200
Mississauga, Ontario L5T 2E6
Canada

Item 2 (a).	Name of Person Filing:
The Joyce Family Foundation (the “Foundation”), Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley (together, the “Reporting Persons”)[1]

Item 2 (b).	Address of Principal Business Office or, if None, Residence:
The Foundation - 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada
Mr. Steven Joyce – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada
Mr. Grant Joyce – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada
Ms. Aileen O’Rafferty – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada
Ms. Michele Allison-Thornley – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada
Mr. Rob MacIsaac – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada
Hon. Ed Lumley – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada

Item 2 (c).	Citizenship:
The Foundation is a charitable trust organized under the laws of Ontario, Canada.
Mr. Steven Joyce is a citizen of Canada.
Mr. Grant Joyce is a citizen of Canada.
Ms. Aileen O’Rafferty is a citizen of Canada.
Ms. Michele Allison-Thornley is a citizen of Canada.
Mr. Rob MacIsaac is a citizen of Canada.
Hon. Ed Lumley is a citizen of Canada.

Item 2 (d).	Title of Class of Securities:
Common Shares, No Par Value (the “Common Shares”)

Item 2 (e).	CUSIP Number:
48213W101

Item 3.	Not applicable

Item 4.	Ownership
(a) Amount beneficially owned:
645,748

(b) Percent of class:
1.35%

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes and each expressly disclaims membership in a group.

CUSIP No. 48213W101

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5 – 8.

	(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5 – 8.

	(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5 – 8.

	(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5 – 8.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below each Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2020

THE JOYCE FAMILY FOUNDATION

/s/ Hon. Ed Lumley
Name: Hon. Ed Lumley
Title: Chairperson

/s/ Steven Joyce
Name: Steven Joyce

/s/ Grant Joyce
Name: Grant Joyce

/s/ Aileen O’Rafferty
Name: Aileen O’Rafferty

/s/ Michele Allison-Thornley
Name: Michele Allison-Thornley

/s/ Rob MacIsaac
Name: Rob MacIsaac

/s/ Hon. Ed Lumley
Name: Hon. Ed Lumley